PE
9-1-02

02056930

FILE NO 1-10936

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of September 2002

Orbital Engine Corporation Limited

1 Whipple Street
Balcatta, Western Australia, 6021, Australia

ORBITAL TIMES

Letter to Shareholders – August 2002

FOUR NEW SCOOTER MODELS

Peugeot and Piaggio have recently launched four new two-stroke models fitted with Orbital's OCP™ technology. These new models combined with Aprilia's "Ditech" scooters result in a total of six mainstream products that have entered the European market.

Peugeot Motocycles released the Elystar 50cc TSDI and Looxor 50cc TSDI scooters in May. They have chosen to market their products under the "TSDI" brand name.

Piaggio released the Gilera 50cc Pure Jet and NRG 50cc Pure Jet scooters in June. These products are marketed under the "Pure Jet" brand name.

Initial market acceptance for these new products has been encouraging.

Efforts to develop our Asian business opportunities have been increased with a particular focus on India. India will introduce more stringent emissions standards in 2005/2006, which should result in manufacturers having to adopt new emissions technologies. To date Orbital has secured advanced engineering contracts with two large Indian manufacturers.

AUTOMOTIVE

The Automotive Business Unit has continued to aggressively market the OCP direct injection technology with Delphi around the world. Having a Tier 1 supplier, such as Delphi, offering to supply OCP systems has increased the attention from the production departments within the automotive manufacturers. An evaluation vehicle being jointly built by Delphi and Orbital will be available for customer appraisals later this year. This will demonstrate the OCP system fully integrated into Delphi's Engine Management System.

With the experience of the first generation wall guided direct injection systems behind it, the automotive industry is concluding that the true benefits of direct injection will be best realised with a spray guided combustion system. Orbital has demonstrated that the OCP system is the only industrialised spray guided direct injection system currently available.

Furthermore, with its good fuel economy improvement and low emissions levels, the OCP system can be used in all the different markets around the world. These facts have helped to maintain the interest of major automotive manufacturers in Europe, USA and Japan in the OCP system.

We currently have a range of programs with these manufacturers ranging from early evaluations through to demonstration vehicles.

ORBITAL PRESENTS PAPER AT JSAE

Orbital Engineer, David Worth, presented a paper entitled "Air Assist Direct Injection - Fuel Economy with Global Emission solutions" at the recent Japanese Society of Automotive Engineers Annual Congress and Exposition in Yokohama, Japan.

The paper and the display stand at the congress highlighted Orbital technology's global capabilities.

A full copy of the paper is available in the technical papers section of the Orbital website (www.orbeng.com). Below is the abstract from the paper:

Air assist direct injection offers the potential for significant reduction in fuel consumption and engine out emissions. This paper presents the approach taken to achieving the fuel economy goal whilst meeting the various emissions standards posted globally. The results presented demonstrate that the one air assisted direct injection system can fulfil customer requirements for both US (ULEVII) and European (EURO-IV) strategies. In addition, data for the European standard will show that for the same basic changes it is possible to trade between vehicle fuel economy and aftertreatment system cost. The data will demonstrate the ability to achieve EURO-IV with significant fuel economy benefits whilst using high sulphur fuel similar to that in the market today.

ANNUAL GENERAL MEETING

October 24, 2002 - Orbital's Annual General Meeting will take place at the Old Swan Brewery, 173 Mounts Bay Road, Crawley WA, at 10am.

October 30, 2002 - Orbital's East Coast Shareholder Presentation will be held at The Grace Hotel, 77 York Street, Sydney NSW, at 9.30am.

ORBITAL TIMES

Orbital is planning a new publication to replace the current Orbital Times.

The new newsletter will focus on the technical aspects of Orbital technology and will be available on the Orbital website.

This will be the last issue of Orbital Times. We trust that you have found it informative and look forward to bringing you a new publication in the next quarter.

EXCELLENT RESULTS AGAIN FOR MERCURY RACING

A Mercury OptiMax 200XS powered craft finished first in its class and second overall in this year's tunnel boat endurance race "24 hours of Rouen" in France.

The 200XS-powered DAC hull driven superbly throughout by Team Mercury pilots took the S2000 Class checkered flag beating true race engines of all varieties.

The excellent result is attributed to a combination of excellent fuel economy and excellent driving skills.

A second 200XS boat, piloted by Australian Kay Marshall, came 2nd in the S2000 class and 4th overall.

MARINE INDUSTRY CITES CAUTIOUS OPTIMISM AS MARKET IMPROVES

Orbital has seen growth in orders and customer projections in recent months. Low gasoline prices and interest rates, increasing US consumer confidence and manufacturer specials have seen sales increase. There is cautious optimism that this trend will continue at the dealer network through the summer in the northern hemisphere.

Bombardier PWC

Bombardier again "wowed" the marine media with the all-new 2002 Sea-Doo® GTX DI watercraft and the proven Sea-Doo GTX. Watercraft World® magazine recently tested 2002 models from each of the five watercraft manufacturers in Florida. Each watercraft was evaluated using a variety of different criteria to determine the best overall offering for the consumer. Watercraft World name these two watercraft "best in class" for 2002:

"The Final Result - In the end, our best overall picks came down to the same craft favored by our test riders - the Sea-Doo GTX DI and GTX. They're comfortable, they're incredibly full-featured, and they deliver enough performance to satisfy the speed junkie, while not overlooking the family that may be along for the ride. They also ride on truly great hulls."

Year after year Bombardier has received accolades for the GTX line of Sea-Doo watercraft and the all-new 2002 GTX DI continues the tradition. With stylish design and superior ergonomics, the Sea-Doo watercraft line combines innovative features to fit all consumers' needs. These features include the D-Sea-Bel™ sound reduction system, the Sea-Doo Learning Key™, O.P.A.S™system, the industry's first off-powered assisted steering system, and direct fuel injection technology to name a few.

Bombardier jet boat family

Bombardier has released four jet boats featuring OCP DI technology on powerful 200 and 250 hp V6 engines. Joining the Challenger 2000, the Utopia 185 and 205 is the exciting X20 wakeboard jet boat, which combines high performance with low emissions and fuel consumption.

Tohatsu

Shortly after releasing the 3-cylinder 70hp TLDI outboard at Japanese boat shows, Tohatsu announced another model featuring OCP technology. This new 40hp product is marketed in Europe, taking the number of TLDI direct injected products to four.

Websites

Marine products utilising OCP technology figure strongly on the Web. Orbital's marine customers websites include product guides showing the increasing use of OCP technology:

Mercury Marine: www.mercurymarine.com

Bombardier: www.seadoo.com

Tohatsu: www.tohatsu.com

Nissan: www.nissanmarine.com

OptiMax 200XS gets a big brother, the 250XS

Horsepower:	250 (186 kw)
Cylinders:	V-6 (60° vee)
Displacement:	185 cu. in. (3032cc)
Bore (in/mm):	3.63/92
Stroke (in/mm):	3.00/76
Induction System:	Direct Fuel Injection
Weight-Dry:	225 kg - 239 kg

Snowmobile Challenge in Wyoming

Students at Colorado State University developed an Orbital Equipped snowmobile for the Society of Automotive Engineer's Clean Snowmobile Challenge.

The CSU team won the emissions category beating all other 2 and 4 stroke sleds, and came third overall.

Compared to a standard snowmobile, CO_2 output was reduced by 99.4% and hydrocarbon emissions by 88.6% while delivering 30% better fuel economy.

Acknowledgement

We would like to take this opportunity to thank Roberta Saling and Michael Aspinall (Orbital's Investor Relations Co-ordinators) who together have contributed over 40 years of dedicated service, for their valuable contribution to the company.

Roberta and Michael left the company on June 30 and will be sorely missed by investors and colleagues alike.

The new phone number for US investor enquiries is 1866 714 0668, the Australian contact remains +618 9441 2311.

Orbital Engine Corporation

1 Whipple Street, Balcatta, Western Australia 6021

Phone + 618 9441 2311 Fax + 618 9441 2133

Email info@orbeng.com Website www.orbeng.com

US Phone 1866 714 0668

Australian Stock Exchange, Ordinary Shares - OEC

New York Stock Exchange, American Depository Receipts - OE

Berlin Stock Exchange, American Depository Receipts - ORE

Frankfurt Stock Exchange, Ordinary Shares - OREA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ORBITAL ENGINE CORPORATION LIMITED

Date: 3 September 2002

By: ____________

Name: John Abbott

Title Company Secretary